EXHIBIT 21

Southern Natural Gas Company
Ownership List as of December 31, 2009

Company Name	Jurisdiction of Incorporation	% Held
Southern Natural Gas Company	Delaware
SNG Finance Company, L.L.C.	Delaware	100.00
SNG Funding Company, L.L.C.	Delaware	100.00
Bear Creek Storage Company, L.L.C.	Louisiana	50.00
Southern Natural Issuing Corporation	Delaware	100.00